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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                              AMENDMENT NO. 1

                                    TO

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               ----------------

                               THE LIMITED, INC.
                  (NAME OF ISSUER AND PERSON FILING STATEMENT)
                          COMMON STOCK, $.50 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)
                                    53271610
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                SAMUEL P. FRIED
                       VICE PRESIDENT AND GENERAL COUNSEL
                               THE LIMITED, INC.
                             THREE LIMITED PARKWAY
                                 P.O. BOX 16000
                              COLUMBUS, OHIO 43230
                           TELEPHONE: (614) 415-7000
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                                   COPIES TO:
                                DAVID L. CAPLAN
                             DAVIS POLK & WARDWELL
                              450 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 450-4000

                              APRIL 15, 1998
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

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  This Amendment No. 1 amends and supplements the Schedule 13E-4 Issuer Tender
Offer Statement (the "Statement") dated April 15, 1998 filed by The Limited, Inc., a Delaware corporation ("The Limited"), relating to an offer by The Limited to exchange up to 43,600,000 shares of Class A common stock, par value $.01 per share (the "A&F Common Stock"), of Abercrombie & Fitch Co., which The Limited owns, for shares of common stock, par value $.50 per share (the "Limited Common Stock"), of The Limited upon the terms and subject to the conditions stated in the Offering Circular--Prospectus dated April 15, 1998 (the "Offering Circular--Prospectus") and the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offering Circular-- Prospectus, constitute the "Exchange Offer").

  The Offering Circular--Prospectus and the Letter of Transmittal, copies of which are attached to the Statement as Exhibits (a) (1) and (a) (2), are incorporated herein by reference.

  Terms defined in the Statement and not separately defined herein shall have the meanings specified in the Statement.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

  In addition to the information set forth in Schedule A to the Offering Circular--Prospectus, which is incorporated herein by reference, the following transactions with respect to shares of Limited Common Stock have been effected: (i) a sale by The Wexner Foundation of 199,400 shares of Limited Common Stock on March 17, 1998 in an open market transaction at a price of $29.875 per share ($5,957,075 in the aggregate) and (ii) a contribution by Leslie H. Wexner of 500,000 shares of Limited Common Stock to Health and Science Interests on March 13, 1998 (for no consideration). Except as set forth in Schedule A to the Offering Circular--Prospectus, which is incorporated herein by reference, and as set forth in the immediately preceding sentence, no transaction with respect to the shares of Limited Common Stock was effected during the period of 40 business days prior to the date hereof by The Limited, or to The Limited's knowledge, its directors or executive officers, or any of the directors or executive officers of any of its subsidiaries, or any associate or subsidiary of any such person (including any director or executive officer of any such subsidiary).

ITEM 8. ADDITIONAL INFORMATION.

  (e) Item 8(e) is hereby amended by adding the following: On April 15, 1998, The Limited issued a press release, a copy of which is filed as Exhibit
(a)(12) hereto and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  Item 9 is hereby amended by the addition of the following Exhibit:


    (a)(12)Press Release dated April 15, 1998.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          The Limited, Inc.

                                          By:     /s/ Kenneth B. Gilman
                                            _________________________________
                                                    Kenneth B. Gilman
                                                    Vice Chairman and
                                               Chief Administrative Officer

Dated: April 16, 1998

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                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER               DESCRIPTION
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
 (a) (12) Press Release dated April 15, 1998.

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